#JPM CONF2023 J P M C O N F 2023 Building a data - driven world Dr. Jurgi Camblong Chief Executive Officer & Co - Founder

Cautionary Notices This presentation contains statements that constitute forward - looking statements . All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward - looking statements . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including those described in our filings with the U . S . Securities and Exchange Commission . No assurance can be given that such future results will be achieved . Such forward - looking statements contained in this document speak only as of the date of this presentation . We expressly disclaim any obligation or undertaking to update these forward - looking statements contained in this presentation to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law . No representations or warranties (expressed or implied) are made about the accuracy of any such forward - looking statements . No offer to sell or buy This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful . Other material information This presentation does not contain all material information about SOPHiA GENETICS SA and its subsidiaries . No representations or warranties (expressed or implied) are made regarding the completeness of the information contained in this presentation . Refer to our Securities and Exchange Commission filings for additional information about us . Market and industry data This presentation contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research . Our estimates of addressable market (or similar concepts) are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations, as well as a range of price assumptions for our products taking into account differences in panel sizes, which may change over time . Third - party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information . While we are not aware of any misstatements regarding the industry, market and competitive position data presented herein, these data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty . Research use only SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise . The information included in this presentation is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use . Please contact support@sophiagenetics . com to obtain the appropriate product information for your country of residence . 2

SOPHiA Genetics - Quick Snapshot 3 1 Headquarters: GENEVA & BOSTON 1. As of September 30, 2022, 2 . As of December 31, 2022 2

4 1. By 2040 per The American Cancer Society, 2 . https:// www.rarediseasesinternational.org/ Cancer >25 Million New Cancer Cases per Year 1 Rare Diseases ~5% of the global population suffers from a rare disease 2

Heterogeneity Creates Massive Challenges 5 Sample prep h e t e r o g e n e i t y Sequencer h e t e r o g e n e i t y Limited clinically relevant outcomes Broad range of open - source bioinformatics approaches

We Find Signal in the Noise 6 Sample prep h e t e r o g e n e i t y Sequencer h e t e r o g e n e i t y Targeted clinically relevant outcomes Broad array of sophisticated algorithms 1. Patents pending

Multimodality Further Increases Complexity 7 Amalgamation of siloed point solutions Uncorrelated clinical results Beyond genomics Radiomics • Proteomics • Metabolomics Digital Pathology

But our Algorithms are Up for the Challenge 8 Personalized clinically relevant outcomes Broad array of proprietary algorithms Beyond genomics Radiomics • Proteomics • Metabolomics Digital Pathology 1. Patents pending

Introducing SOPHiA DDM Generation #2 | SOPHiA CarePath 9

Notable Adoption of SOPHiA DDM Platform 10 1 Represents active customers who have generated revenue through DDM platform usage or Alamut licenses as of September 30, 2022.

But the Total Addressable Market is Significant 11

Clinical TAM Supported by a Broad Set of Disease Indications 12 Disease Indications Somatic Oncology Liquid Biopsy He m O n c Hereditary Cancers Rare and Inherited Disorders

For a Variety of Customers Producing Data Locally

SOPHiA GENETICS™


University Hospitals
Comprehensive Cancer Centers
Specialty Labs
Central Labs
In-House Sequencing
Clinical Reporting
Upload Data
SOPHiA Patented Algorithms[1]
MOKA™
GINGER™
PEPPER™
MUSKAT™
CUMIN™
MUSTARD™
Consumption based model
Interpret Data
Targeted Clinical Outcomes

1. Patents pending

13

Benefiting from a Rich Application Offering 14

Increased Account Penetration Crucial to Expand Strategy 15

A Look into a Customer’s Expansion Journey 16 FN 1: Approximate values FN 2: Projected values as of November 30, 2022.

Importantly, Customer Growth Accelerates as they get Larger 17 Note: Based on recurring platform customers. FN 1: Represents CAGR of total tier revenue of customers with $100K+ in revenue and CAGR of total tier revenue of customers with $0 - $100K in revenue. FN 2: Projected values as of November 30, 2022. FN 3: For top 20 customers, 2022 average revenue of $825K+ on a constant currency basis as compared to 2021.

~1 0 NO R A M ~10 L A T A M ~5 APAC ~25 E M EA The Commercial Organization is at Scale ~40 Sales Operations & Customer Support 18 Sales Executives & Customer Success Executives

Strong Existing Partnership Ecosystem 19

Strong Existing Partnership Ecosystem With THREE meaningful new additions 20

Strong Existing Partnership Ecosystem With THREE meaningful new additions 21

Strong Existing Partnership Ecosystem With THREE meaningful new additions 22

BioPharma TAM is an Emerging Opportunity 23 Data Aggregating a growing number of data modalities with partnerships Development Powering predictive multimodal algorithms through CarePath Deployment Entering markets worldwide with new solutions via our network

Strong Early Traction Across BioPharma 24 PR E - AN D PO S T - AP P R O V AL PR E - AP P R O V AL PO S T - AP P R O V AL 1 AI Artificial Intelligence, 2 ML Machine Learning

750+ Total customers (1)(2) 380+ Recurring platform customers (1)(3) 2,750+ Users across network (1) ~260,000 Genomic profiles analyzed over last 12 months (1) ~$47.0M+ 2022 revenue guidance (4) 30% – 35% ‘21 - ‘22 constant currency core revenue growth (4) 63% | 65% Q1 – Q3 2022 IFRS gross margin | adjusted gross margin (1)(5) ~$190M Cash, cash equivalents, & term deposits (1) FN 1: Represents statistic as of 09/30/2022. FN 2: Please refer to appendix for customer disclosure. FN 3: Please refer to appendix for recurring platform customer disclosure. FN 4: Represents financial outlook as of 11/8/22. This presentation does not represent an update or affirmation of previously disclosed guidance. FN 5: Please refer to appendix for IFRS to adjusted gross margin reconciliation. Key Financial Metrics 25

Key Drivers for 2023 Performance 26 Multimodality i.e. CarePath BioPharma i.e. Data & Liquid Biopsy Somatic On c o l o g y i.e. HRD, CGP 1 2 3

Thank You

Appendix Customer Disclosure: Represents active customers who have generated revenue through DDM platform usage or Alamut licenses in the trailing 12 - month period as of Sept 30, 2022. Recurring Platform Customer Disclosure: Defined as the number of customers who accessed our platform through the dry lab access and bundled access models and generated revenue during the specified time period, which, in this case, is the twelve months ended Sept 30, 2022. ARPU Disclosure: We calculate a rolling 12 - month average revenue per platform customer based on the total revenue generated by our customers divided by the total number of customers. Average revenue per platform customer is a function of analysis volume, product pricing, access model used, and customer size mix. NDR Disclosure: To calculate net dollar retention, we first specify a measurement period consisting of the trailing two - year period from our fiscal period end. Next, we define a measurement cohort consisting of platform customers who use our dry lab access and bundle access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access and bundle access customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year is included in the calculation as having contributed zero revenue in the second year. LTV / CAC Disclosure: We calculate LTV for the stated time period by dividing the average revenue per customer by the revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue and multiplying by average gross margin for dry lab and bundle access customers. We calculate CAC for the stated time period based on sales and marketing expenses divided by the number of new customers that we acquired who have generated revenue over the period. RPO Disclosure: Remaining performance obligation (“RPO”) as of a determination date is defined as the approximate revenue expected by SOPHiA GENETICS SA (“the Company”) for the three - year period beginning after such determination date based on its existing contracts. The Company classifies its contracts with customers into four types: hard commitment, public tenders, soft commitment, no commitment. Hard contracts contain legally enforceable minimum order amounts. Public tenders are contracts with public institutions pursuant to a request for proposal process that specify expected minimum order amounts. Soft commitment contracts contain expected order amounts that are not legally enforceable but contain certain incentives for the customer to achieve such order amounts. No commitment contracts have expected order amounts that are not legally enforceable and do not contain any incentives for the customer to achieve such order amounts. In calculating RPO, the Company assumes that it will (i) collect on all revenues associated with the minimum order amounts in hard commitment contracts and public tenders entered into prior to January 1, 2022, (ii) collect on a percentage of revenues associated with the expected order amounts in soft commitment contracts entered into prior to January 1, 2022, with such percentage being equal to the percentage of revenues associated with expected order amounts in soft commitment contracts that the Company collected over the three most recently completed fiscal years prior to the determination date, (iii) collect on a percentage of revenues associated with the expected order amounts in no commitment contracts entered into prior to January 1, 2022, with such percentage being equal to the percentage of revenues associated with expected order amounts in no commitment contracts that the Company collected over the three most recently completed fiscal years prior to the determination date, and (iv) collect on all revenues associated with contracts entered into on or after January 1, 2022, which assumption the Company believes is supported by a review process implemented for such contracts which aims to ensure that the expected order amounts in such contracts reflect the amounts that the customer will actually order. The expected revenues are converted to United States Dollar (“USD”) using the foreign exchange rates prevailing on the determination date. RPO is a calculation of future revenues associated with the Company’s existing contracts and is calculated using various assumptions that may be incorrect. The Company’s actual revenues from such contracts to be lower than the RPO amount. You are cautioned not to unduly rely on RPO as a measure of future financial performance. 28

29 Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin for the Nine Months Ended September 30, 2022 Amounts in USD thousands (unaudited) Nine months ended September 30, 2022 Revenue $34 , 176 Cost of revenue ( 12 , 552 ) Gross profit $21 , 624 Amortization of capitalized research and development expenses (1) 755 Adjusted gross profit $22 , 379 Gross profit margin 63% Amortization of capitalized research and development expenses (1) 2% Adjusted gross profit margin 65%

30 Summary Income Statement, Balance Sheet, & Cash Flow 2021 Q1 Q2 Q3 Q4 2022 Q1 Q2 Q3 IFRS Revenue $8 , 976 $10 , 178 $10 , 359 $10 , 937 $10 , 861 $11 , 667 $11 , 648 Y - o - Y Growth 20% 72% 45% 40% 21% 15% 12% Current Period Constant Currency Impact 747 1,535 2,152 Constant Currency Revenue $8 , 976 $10 , 178 $10 , 359 $10 , 937 $11 , 608 $13 , 202 $13 , 800 Y - o - Y Growth 29% 30% 33% COVID - 19 Revenue (632) (653) (653) (704) (331) (292) (290) Constant Currency Impact on COVID - 19 Revenue 20 35 53 Constant Current Revenue Excluding COVID - 19 Revenue $8 , 344 $9 , 525 $9 , 706 $10 , 233 $11 , 297 $12 , 945 $13 , 563 Y - o - Y Growth 35% 36% 40% Cost of Goods Sold (3,359) (3,948) (3,815) (4,107) (4,151) (4,047) (4,355) Gross Profit $5 , 617 $6 , 230 $6 , 544 $6 , 830 $6 , 710 $7 , 620 $7 , 293 Gross Margin 63% 61% 63% 62% 62% 65% 63% Amortization of Capitalized R&D Expenses (1) 68 109 152 154 198 253 304 Damaged Inventory Write - off (2) - - - 88 - - - Adjusted Gross Profit $5 , 685 $6 , 339 $6 , 696 $7 , 072 $6 , 908 $7 , 873 $7 , 597 Adjusted Gross Margin 63% 62% 65% 65% 64% 67% 65% Operating Expenses Research & Development ($6,180) ($6,385) ($7,655) ($6,358) ($9,475) ($8,990) ($10,116) Sales & Marketing (4,882) (7,573) (7,706) (8,574) (7,864) (8,235) (7,921) General & Administrative (8,633) (8,224) (11,689) (12,959) (14,380) (14,697) (12,809) Other Operating Income / (Expense), Net 24 28 4 52 (12) 223 (86) Operating Loss ( $14 , 054 ) ( $15 , 924 ) ( $20 , 502 ) ( $21 , 009 ) ( $25 , 021 ) ( $24 , 079 ) ( $23 , 639 ) Amortization of Intangibles (3) 152 162 142 153 158 189 191 Share - Based Compensation Expense (4) 639 1,197 3,038 3,640 3,472 3,888 3,657 Non - Cash Pension Expense (5) 177 157 188 (595) 193 178 173 Non - Recurring IPO - related Expense (6) 323 - - - - - - Adjusted Operating Loss ( $12 , 695 ) ( $14 , 299 ) ( $16 , 982 ) ( $17 , 569 ) ( $21 , 000 ) ( $19 , 571 ) ( $19 , 314 ) Adjusted Operating Margin ( 141%) ( 140%) ( 164%) ( 161%) ( 193%) ( 168%) ( 166%) Weighted Average Basic Shares 48 , 019 , 413 48 , 917 , 028 60 , 172 , 641 63 , 857 , 604 63 , 891 , 630 64 , 089 , 566 64 , 192 , 080 Cash, Cash Equivalents, & Term Deposits $78,297 $64,134 $280,557 $265,319 $243,519 $216,613 $189,248 Capital Expenditures $134 $1,181 $1,349 $379 $895 $1,380 $1,398 Capitalized Research & Development Expenses $789 $852 $889 $1,328 $1,213 $1,561 $761 (Amounts in USD thousands) Revenue

31 Notes to the Reconciliation of IFRS to Adjusted Financials (1) Amortization of capitalized research and development expenses consists of software development costs amortized using the straight - line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives. (2) Damaged inventory write - off consists of expenses associated with the write - off of inventory that were damaged as a result of a refrigeration equipment malfunction. These expenses are not expected to be a recurring event in our business, but we expect such expenses could still be incurred from time to time. (3) Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments. (4) Share - based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy. (5) Non - cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non - cash expense, but pensions remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future. (6) Non - recurring IPO - related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.

Platform Analysis Volume Has Been Growing Consistently Note: Represents statistic as of 09/30/2022. Includes recurring platform customer analyses volume. 2022 COVID - 19 Analyses Core Platform Analyses Total Analyses 32 44k 47k 52k 52k 57k 60k 60k 57k 11k 11k 9k 16k 17k 19k 19k 25k 26k 29k 29k 34k 36k 40k 43k 45k 45k 31k 41k 44k 53k 63k 62k 66k 65k 66k 62k Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q3 2016 2017 Q 4 Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q3 2018 2019 Q 4 Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q3 2020 2021